Exhibit 99.1

FORM 51-102F3
Material Change Report

Item 1	Name and Address of Company

Sandstorm Gold Ltd. (“Sandstorm” or the “Company”)

733 Seymour Street, Suite 3200

Vancouver, BC V6B 0S6

Item 2	Date of Material Change

July 6, 2025

Item 3	News Release

A news release with respect to the material change referred to in this report was disseminated through Globe Newswire on July 7, 2025. The news release was subsequently filed on SEDAR+.

Item 4	Summary of Material Change

On July 6, 2025, Sandstorm entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Royal Gold, Inc. (“Royal Gold”), pursuant to which Royal Gold will acquire all of the issued and outstanding common shares of Sandstorm (the “Sandstorm Shares”) in an all-share transaction with an implied value of approximately $3.5 billion (the “Sandstorm Transaction”).

All figures in this material change report are in U.S. dollars unless otherwise noted.

Item 5.1	Full Description of Material Change

On July 6, 2025, Sandstorm entered into the Arrangement Agreement with Royal Gold, pursuant to which Royal Gold will acquire all of the issued and outstanding Sandstorm Shares in an all-share transaction with an implied value of approximately $3.5 billion. Sandstorm shareholders will receive 0.0625 (the “Exchange Ratio”) of a share of common stock of Royal Gold (each whole share, a “Royal Gold Share”) for each Sandstorm Share held.

Concurrent with the Sandstorm Transaction, Royal Gold entered into a definitive arrangement agreement with Horizon Copper Corp. (“Horizon Copper”), pursuant to which Royal Gold will acquire all of the issued and outstanding common shares of Horizon Copper (the “Horizon Shares”) in an all-cash transaction valued at approximately $196 million (the “Horizon Transaction”, and together with the Sandstorm Transaction, the “Transactions”). Horizon Copper shareholders will receive C$2.00 for each Horizon Share held.

Immediately following the completion of the Transactions, Royal Gold will continue under the name “Royal Gold, Inc.”

Board and Special Committee Recommendations

The Boards of Directors of Royal Gold and Sandstorm and a special committee comprised solely of independent directors of Sandstorm, after receiving outside legal and financial advice, have each determined that the Sandstorm Transaction is in the best interests of Royal Gold and Sandstorm, respectively. Additionally, the Boards of Directors of Royal Gold and Horizon Copper and a special committee composed solely of independent directors of Horizon Copper, after receiving outside legal and financial advice, have each determined that the Horizon Transaction is in the best interests of Royal Gold and Horizon Copper, respectively.

Accordingly, the Boards of Directors of Royal Gold, Sandstorm, and Horizon Copper have recommended that shareholders vote in favour of the Transactions. Nolan Watson, as a director of each of Sandstorm and Horizon Copper with a “disclosable interest” in each case, abstained from voting with respect to the Sandstorm Transaction and the Horizon Transaction. Erfan Kazemi, as the Chief Financial Officer of Sandstorm and the Chief Executive Officer and a director of Horizon Copper with a “disclosable interest”, abstained from voting with respect to the Horizon Transaction.

Summary of Transaction and Timing

The Sandstorm Transaction will be effected by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia). Under the terms of the Arrangement Agreement, Sandstorm shareholders will receive 0.0625 of a Royal Gold Share for each Sandstorm Share held.

At closing of the Sandstorm Transaction, Royal Gold expects to issue an aggregate of approximately 19 million Royal Gold Shares to Sandstorm shareholders, and following the completion of the Sandstorm Transaction, former Sandstorm shareholders will own approximately 23% of the issued and outstanding Royal Gold Shares on a fully diluted basis.

The Sandstorm Transaction will be subject to the approval of at least: (i) 66⅔% of the votes cast by shareholders of Sandstorm at a special meeting of Sandstorm shareholders (the “Sandstorm Meeting”) and (ii) a simple majority of the votes cast by shareholders of Sandstorm at the Sandstorm Meeting excluding the votes cast by persons required to be excluded under Canadian Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

Royal Gold will require approval by a simple majority of votes cast by Royal Gold shareholders at a special meeting in connection with the share issuance under the Sandstorm Transaction.

In addition to shareholder approvals, the completion of the Sandstorm Transaction is subject to satisfaction of certain conditions and applicable regulatory approvals, including but not limited to (i) completion of the Horizon Transaction (which can be waived by Royal Gold in its sole discretion), (ii) approval by the TSX, Nasdaq Stock Exchange, and NYSE, (iii) approval under the Competition Act (Canada), (iv) approval under the Investment Canada Act, (v) South African antitrust approval, and (vi) the satisfaction of certain other closing conditions customary for a transaction of this nature. Sandstorm, as well as the senior officers and directors of Horizon Copper and certain additional Horizon Copper shareholders, which collectively control 54% of the Horizon Shares on a basic basis, have entered into voting support agreements pursuant to which they have agreed to vote their shares in favour of the Horizon Transaction, subject to certain conditions. The senior officers and directors of Sandstorm, which collectively control 6% of the Sandstorm Shares on a fully diluted basis, have entered into voting support agreements pursuant to which they have agreed to vote their shares in favour of the Sandstorm Transaction, subject to certain conditions.

The Arrangement Agreement contains customary deal protections, including non-solicitation, “fiduciary out”, and “right to match” provisions in respect of Sandstorm, and non-solicitation and “fiduciary out” provisions in respect of Royal Gold, as well as a $200 million or $130 million termination fee payable to Sandstorm or Royal Gold, respectively, as the case may be, under certain circumstances.

None of the securities to be issued pursuant to the Sandstorm Transaction have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issued pursuant to the Sandstorm Transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This material change report does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Subject to receiving the requisite court, regulatory and shareholder approvals as described above, the Sandstorm Transaction is expected to close in the fourth quarter of 2025. In connection with and subject to closing of the Sandstorm Transaction, it is expected that the Sandstorm Shares will be delisted from the TSX and NYSE, and that Sandstorm will cease to be a reporting issuer under Canadian and U.S. securities laws.

Further details regarding the Sandstorm Transaction will be included in Sandstorm’s management information circular in connection with the Sandstorm Meeting and are set out in the Arrangement Agreement. A copy of the Arrangement Agreement is available on the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

For further information, contact David Awram at (604) 689-0234.

Item 9	Date of Report

July 11, 2025

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This material change report contains “forward-looking statements”, within the meaning of the United States Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm (collectively, “forward-looking statements”). Forward-looking statements include the completion of the Transactions and the timing thereof and the receipt of required approvals for the Transactions. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the receipt of all required approvals for the Transactions and the timing thereof. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals or the timing of such approvals, changes in business plans and strategies, market conditions, share prices, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, guidance produced by third parties, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase , regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in the Company’s annual report for the financial year ended December 31, 2024 and the section entitled “Risk Factors” contained in the Company’s annual information form dated March 31, 2025 available at www.sedarplus.ca. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference herein, except in accordance with applicable securities laws.

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